FOR IMMEDIATE RELEASE

Contacts:

Georgeson Shareholder Communications Inc. 1-888-387-5798	Citigate Dewe Rogerson Patricia Baronowski 1-212-688-6840	Asia Pacific Fund Vasso A. Spanos 44-207-214-1335

THE ASIA PACIFIC FUND, INC.
ANNOUNCES EXPIRATION OF TENDER OFFER
AND PRELIMINARY RESULTS

             (NEW YORK, NY December 10, 2001) - The Asia Pacific Fund, Inc. (NYSE, PSE: APB) (the “Fund”) a diversified, closed-end management investment company, announced today that the Fund’s tender offer for 1,532,455 of its issued and outstanding shares of common stock, representing approximately 10% of the Fund’s 15,324,551 outstanding shares, expired on Friday, December 7, 2001 at 5:00 p.m., New York City time.

             Based upon current information, approximately 6,138,912 shares were tendered, including shares tendered pursuant to notices of guaranteed delivery. Because the number of shares tendered exceeds 1,532,455 shares, the tender offer has been oversubscribed. Therefore, in accordance with the terms of the tender offer, the Fund will purchase shares on a pro rata basis for all tendering stockholders, other than stockholders holding 99 or less shares who tender all their shares and for whom the Fund will accept all shares properly tendered (aggregating approximately 53,746 shares). Based on preliminary information, the proration for each stockholder tendering 100 or more shares is estimated to be 24% of the shares properly tendered and that payment for such shares will be made on or about December 14, 2001. The purchase price of properly tendered shares is equal to 90% of the net asset value per share determined as of the close of regular trading on the New York Stock Exchange on December 7, 2001.